SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 22, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis completes acquisition of majority stake in Zhejiang Tianyuan expanding vaccines presence in China

•                  Novartis acquires 85 percent stake in Tianyuan, one of the largest privately held vaccines companies in China

•                  Novartis to collaborate with Tianyuan on strengthening its existing product portfolio and expanding its innovation capabilities

•                  Novartis reaffirms its long-standing commitment to improving healthcare for the Chinese people

Basel, March 22, 2011 — Novartis announced today that it completed the transaction to acquire an 85 percent stake in the Chinese vaccines company Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. This acquisition provides Novartis with an expanded presence in the Chinese vaccines market and is expected to facilitate the introduction of additional Novartis vaccines into China where there continues to be tens of thousands of new cases of vaccine-preventable diseases each year(1).

“This agreement combines the strength of our vaccines R&D strategy and pipeline with Tianyuan’s deep knowledge of the vaccines market in China, enabling us to better deliver a broad range of vaccines to the Chinese people,” said Andrin Oswald, Head of Novartis Vaccines and Diagnostics. “Our collaboration with Tianyuan marks an important step in our strategy and long-standing commitment to improve healthcare in China by delivering effective vaccines that prevent diseases.”

Novartis aspires to become a vaccine industry leader in China through targeted investments in vaccines innovation and manufacturing technologies. Novartis plans to collaborate with Tianyuan to strengthen its vaccines portfolio and pipeline, as well as align production processes and quality standards. As part of its commitment to improving healthcare for the Chinese people, Novartis also plans to explore new vaccine developments to address unmet medical needs in China.

“We look forward to working with Novartis to build a broader portfolio of novel and high-quality vaccines to help prevent disease in China and globally,” said Mr. Ding Xiaohang, who is the founder, Chairman and CEO of Tianyuan and will continue his position while holding a minority stake. “We have already identified several joint development programs that could be implemented in China over the next ten years, with the potential of launching key products responding to unmet medical needs in the mid-term.”

China is the world’s third largest vaccines market, with annual industry sales of more than USD 1 billion and expectations for sustained double-digit growth in the future, given the government’s commitment to improve access to quality healthcare.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “to collaborate,” “commitment,” “expected,” “strategy,” “pipeline,” “aspires,” “plans,” “look forward to,” “will,” “could,” “potential,” “expectations,” or similar expressions, or by express or implied discussions regarding potential new products, or regarding potential future sales or earnings of the Novartis Group or any of its divisions as a result of the acquisition of a majority stake in Tianyuan, or any potential synergies, strategic benefits or opportunities as a result of the acquisition; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be developed or approved for sale in China as a result of the acquisition of a majority stake in Tianyuan, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of either Novartis’ acquisition of an 85 percent majority ownership in Tianyuan. Nor can there be any guarantee that the Novartis Group, or any of its divisions, or Tianyuan will achieve any particular financial results, whether as a result of the Novartis acquisition or otherwise. In particular, management’s expectations regarding Tianyuan could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; disruptions from the Novartis acquisition making it more difficult to maintain business and operational relationships, and relationships with key employees; unexpected product manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new vaccine products; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis Vaccines and Diagnostics is a division of Novartis, focused on the development of preventive treatments. The division has two businesses: Novartis Vaccines and Novartis Diagnostics. Novartis Vaccines is the world’s fifth-largest vaccines manufacturer and second-largest supplier of flu vaccines in the US. The division’s products also include meningococcal, pediatric and travel vaccines. Novartis Diagnostics, the blood testing business, is dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools that protect the world’s blood supply.

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates (including 16,700 Alcon associates) and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at http://twitter.com/novartis.

About Tianyuan

Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd., which was founded as a private enterprise by Mr. Ding Xiaohang, entered the Chinese vaccines industry in 1994 with the first vaccine in China against Hemorrhagic Fever with Renal Syndrome (HFRS) caused by hantaviruses. Tianyuan has since become one of the country’s leading private manufacturers and distributors of vaccines with approximately 400 associates and an R&D/manufacturing site in Hangzhou (near Shanghai).

Reference

(1)          World Health Organization. Immunization Profile — China. Available at http://apps.who.int/immunization_monitoring/en/globalsummary/countryprofileresult.cfm?C=‘chn’. Accessed March 11, 2011.

# # #

Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Natacha Gassenbach Novartis Division Communications +1 617 871 8341 (direct) +1 617 852 8609 (mobile) natacha.gassenbach@novartis.com

e-mail: media.relations@novartis.com

For Novartis multimedia content, please visit www.thenewsmarket.com/Novartis
For questions about the site or required registration, please contact: journalisthelp@thenewsmarket.com.

Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 22, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting